

November 19, 2010

John G. Corp
President
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

> **Re: Trans Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Response Letter Dated October 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-23530**

Dear Mr. Corp:

        We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

Estimated Quantities of Proved Oil and Gas Reserves, page F-26

1.   We have considered your response to prior comment five and note you estimated spending a total of $65 million for drilling your proved undeveloped reserves as of December 31, 2009 over the subsequent three years with financing that you believed would become increasingly available "with increased reserves from drilling." We also note your representation that at December 31, 2009, "the company believed that our

ability to obtain the necessary financing to develop our proved undeveloped reserves was reasonably certain." Based on your response, it remains unclear to us how you were able to determine with reasonable certainty that your development plan justified the proved undeveloped reserves reflected in your filing for the period ended December 31, 2009, given:

- your working capital deficit of approximately $25 million at December 31, 2009;

- the substantial doubt of your ability to continue as a going concern you express on page 17; and

- your statements in your risk factor disclosure on page 8 that you believe you will require additional funding for capital expenditures, but you may not be able to conclude any transaction that would provide such funding.

Notwithstanding the fact that your reserve determination should be based on reasonable certainty at December 31, 2009, we note developments in fiscal year 2010 do not appear to have significantly improved you liquidity position or provided you with sufficient capital to execute on the drilling plans you disclose in your response. Please provide additional detailed analysis of why the development of your PUDs was reasonably certain at December 31, 2009. Your response should specifically address how you considered the definition of reasonable certainty in Rule 4-10(a)(24) of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Consolidated Statements of Operations, page 5

2.   We note you present the gain/loss on sale of assets for all periods as a component of Other Income. However, FASB ASC Topic 360-10-45-5 requires gains and losses recognized on the sale of a disposal group to be included in income/loss from operations. Please revise your presentation accordingly.

3.   So that we may better understand the disclosure in footnote six regarding the sales of the oil and gas acreage to Republic, please provide us with a summary of the journal entries you recorded that resulted in the total gain of $24,796,786 for the current period presented.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director